[letterhead]

    November 5, 1997



    Securities & Exchange Commission
    450 Fifth Street, N.W.
    Washington, D.C. 20549
    USA

    RE:   Intertape Polymer Group Inc.

    Dear Sir/Madam:

    Attached for electronic filing with the Commission are copies of a Form 6-K Report of Foreign Issuer of Intertape Polymer Group Inc. for the month of November, 1996 (the "Form 6-K") with respect to our press releases announcing the September, 1997 third quarter results and the signing of a definitive agreement to purchase share of American Tape Company.

    As set forth in the instructions to Form 6-K, the information and documents furnished in the Form 6-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

    Please do not hesitate to contact me should you have any questions.

    Yours truly





    Andrew M. Archibald, C.A.
    Vice President Finance and
      Chief Financial Officer

                                       FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                               Report of Foreign Issuer
                        Pursuant to Rule 13a - 16 or 15d-16 of
                         the Securities Exchange Act of 1934

                           For the month of November, 1997

                             Intertape Polymer Group Inc.

             110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4


               [Indicate by check mark whether the registrant files or
             will file annual reports under over Form 20-F or Form 40-F.

                    Form 20-F   X               Form 40-F
                              -----                       -----

                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No    X
                             -----                   -----

                 [If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule 12g3-2(b):
  82-
     -----
                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


INTERTAPE POLYMER GROUP INC.
----------------------------

November 5, 1997                            By:  /s/ Andrew M. Archibald C.A.
                                                 ----------------------------
                                                 Vice President, Finance &
                                                 Chief Financial Officer

     November 5, 1997
                                                             AMEX SYMBOL:  ITP
                                                           T.S.E. SYMBOL:  ITP


                       INTERTAPE POLYMER GROUP INC. ANNOUNCES
                           AGREEMENT TO PURCHASE SHARES OF
                              AMERICAN TAPE CORPORATION



     Montreal, Quebec, Canada, November 5, 1997 - Intertape Polymer Group Inc. announced today the signing of a definitive agreement with STC Corp., to purchase all outstanding shares of American Tape Corporation. American Tape manufacturers an extensive line of pressure sensitive tapes and shrink film with facilities located in Michigan and Kentucky. I.P.G. will pay approximately US$45 million for 100% of the shares and will re-finance American Tape's long-term debt of approximately US$70 million.

     Melbourne F. Yull, Intertape Polymer Group Inc.'s Chairman and Chief Executive Officer stated that "The acquisition is a major strategic move in expanding I.P.G.'s existing product lines to provide better service and increase product supply to its industrial customer base. American Tape is a leading producer of a full range of masking and filament pressure sensitive tapes as well as specialty tapes, products that I.P.G. does not currently manufacture.

     In addition, American Tape's 1,000+ customer base will broaden the scope of potential buyers for Intertape products. There is a minimal percentage of overlap with current IPG accounts. The acquisition will facilitate significant cost improvements due to the elimination of duplicate overhead and staffing, while streamlining distribution assets and a reduction of manufacturing and raw material costs."

     This will provide a substantial opportunity for I.P.G. to increase sales and enhance its goal to remain a low-cost producer and global manufacturer. Currently, the combined sales of both companies is thought to be in excess of CDN$500 million.

     Intertape Polymer Group Inc. develops and manufacturers a variety of specialized polyolefin plastic and paper based packaging products for industrial uses. The Company is based in Montreal, Quebec with manufacturing facilities in nine North American and one European location.

                                         -30-

     FOR FURTHER INFORMATION PLEASE CONTACT: Melbourne F. Yull
                                             Chairman & Chief Executive Officer
                                             Intertape Polymer Group Inc.
                                             Tel: (514) 731-0731

     November 5, 1997                                   AMEX SYMBOL:  ITP
                                                      T.S.E. SYMBOL:  ITP

               INTERTAPE POLYMER GROUP INC. ANNOUNCES SEPTEMBER 1997
                                 3RD QUARTER RESULTS
                            (stated in Canadian dollars)
                      (reported using Cdn GAAP other than noted)


     Montreal, Quebec, Canada, November 5, 1997 -- Intertape Polymer Group Inc. (AMEX & TSE:ITP) reported financial results for the third quarter ended September 30, 1997. Sales in the period were $89.2 million, up from $72.8 million in 1996 representing an increase of $16.4 million or 23%; and for the nine months were $258.2 million an increase of $64.4 million or 33% from 1996 of $193.8 million.

     Net income under US GAAP for the three month period ended September, 1997 increased 12% or $.9 million to $8.3 million from $7.4 million; and under Canadian GAAP increased 12% or $.9 million to $8.3 million from $7.4 million.

     Net income under US GAAP for the nine month period ended September, 1997 increased 11% or $2.3 million to $23.5 million from $21.2 million; and under Canadian GAAP increased 12% or $2.5 million to $23.4 million from $20.9 million.

     The increased earnings are due to cost reductions, increased manufacturing efficiencies and increased volume.

     The exchange rate at September 30, 1997 was Cdn. $1.3808 = U.S. $1.00.

     The Company develops and manufactures a variety of specialized polyolefin plastic packaging products for industrial uses. Intertape Polymer Group Inc. is based in Montreal, Canada with manufacturing facilities in Danville, Virginia; Edmundston, New Brunswick; Evans, Georgia; Green Bay, Wisconsin; Rayne, Louisiana; St. Laurent, Quebec; Tampa, Florida; Tremonton, Utah; Truro, Nova Scotia; and Porto, Portugal.

                                        - 30 -

     FOR FURTHER INFORMATION CONTACT:  Melbourne F. Yull
                                       Chairman and Chief Executive Officer
                                       Intertape Polymer Group Inc.
                                       Tel: (514) 731-0731

                             INTERTAPE POLYMER GROUP INC
                         SUMMARY CONSOLIDATED FINANCIAL DATA
                            USING CANADIAN & UNITED STATES
                       GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
             (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS
                             AND # OF SHARES OUTSTANDING)


                             CANADIAN GAAP                 U.S. GAAP
                        9 MONTHS SEPTEMBER 30         9 MONTHS SEPTEMBER 30
                          1997           1996           1997          1996
                        ------------------------      -----------------------
                        ------------------------      -----------------------
Sales                   $258,220       $193,758       $258,220      $193,758

Net Income               $23,406        $20,891        $23,541       $21,161

Earnings per share         $0.95          $0.86          $0.92         $0.84

Earnings per share
   fully diluted           $0.91          $0.83            n/a            n/a

Weighted average
   shares outstanding 24,749,000     24,159,000     25,654,650     25,205,800



                             CANADIAN GAAP                 U.S. GAAP
                        3 MONTHS SEPTEMBER 30         3 MONTHS SEPTEMBER 30
                          1997           1996           1997          1996
                        ------------------------      -----------------------
                        ------------------------      -----------------------

Sales                    $89,201        $72,790        $89,201       $72,790

Net Income                $8,272         $7,355         $8,317        $7,444

Earnings per share         $0.33          $0.30          $0.32         $0.29

Earnings per share
   fully diluted           $0.32          $0.29            n/a            n/a

Weighted average
   shares outstanding 24,898,000     24,205,900     25,701,250     25,261,000
